Exhibit (a)(1)(H)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 16, 2010, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BURGER KING HOLDINGS, INC.
at
$24.00 Net Per Share
by
BLUE ACQUISITION SUB, INC.,
a direct wholly-owned subsidiary of
BLUE ACQUISITION HOLDING CORPORATION,
a corporation controlled by
3G SPECIAL SITUATIONS FUND II, L.P.
     Blue Acquisition Sub, Inc, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), which is controlled by 3G Special Situations Fund II, L.P., is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Burger King Holdings, Inc., a Delaware corporation (“Burger King”), at a price of $24.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2010 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 14, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 2, 2010, by and among Parent, Purchaser and Burger King (as may be amended, the “Merger Agreement”), pursuant to which, after in certain cases completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into Burger King (the “Merger”), with Burger King continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or Burger King, or by any stockholder of Burger King who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, Burger King will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.
     The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that the number of the outstanding Shares that have been validly tendered and not validly withdrawn, together with any Shares then owned by Parent and its subsidiaries, equals at least 79.1% of the Shares outstanding as of the Expiration Date; (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the consummation of the Offer or the Merger not being unlawful under certain foreign merger control laws; (iii) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and Barclays Bank PLC (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable, in the aggregate, to Parent and Purchaser), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and the Merger (the “Financing Proceeds Condition”); (iv) if Parent and Purchaser will not collectively own more than 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up (as defined below) is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares immediately after the completion of the Offer, there shall not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares; (v) that since September 2, 2010, there has not occurred any change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); (vi) that as of immediately prior to the Expiration Date, Burger King is solvent (determined before giving effect to the incurrence of the debt financing and the consummation of the transactions contemplated by the Merger Agreement and the debt financing); (vii) that the board of directors of Burger King has not changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; and (viii) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.
     After careful consideration, the board of directors of Burger King unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Burger King. The board of directors of Burger King unanimously recommends that stockholders of Burger King accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.
     Burger King has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from Burger King the number of Shares that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one Share more than 90% of the then outstanding Shares. If Parent, Purchaser and any of their respective affiliates acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and Burger King will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of Burger King.
     Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Burger King). If at any Offer Expiration Date any condition of the Offer is not satisfied or waived, the Merger Agreement provides that Purchaser will extend the Offer for one or more periods of ten business days; provided, however, that if the only condition of the Offer not satisfied at such time is the Financing Proceeds Condition, then the Offer may be extended, at Purchaser’s option, for less than 10 business days (or such other period as the parties may agree). However, if the Proxy Statement Clearance Date (as defined below) has occurred on or prior to November 24, 2010, then no such extension shall be required after November 24, 2010; provided, further, however, if the Proxy Statement Clearance Date has not occurred on or prior to November 24, 2010, then at Parent’s or Burger King’s request the Offer will be extended in increments of up to 5 business days (or such longer period as the parties may agree) each until the Proxy Statement Clearance Date. “Proxy Statement Clearance Date” shall mean the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Burger King related to the adoption of the Merger Agreement by Burger King stockholders, including the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed Burger King that it intends to review the proxy statement.

In no event will Purchaser be required to extend the Offer or the Expiration Date beyond March 2, 2011.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.
     On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares stock validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.
     In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after November 15, 2010, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this announcement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.
     Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
     Burger King has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Burger King’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Depositary for the Offer is:
BNY MELLON SHAREOWNER SERVICES

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
(For Eligible Institutions Only)
BNY Mellon Shareowner Services		BNY Mellon Shareowner Services
Corporate Action Department	(201) 680-4626	Corporate Action Department
P.O. Box 3301		27th Floor
South Hackensack, NJ 07606	Confirm Facsimile by Telephone:	480 Washington Blvd.
	(201) 680-4860	Jersey City, NJ 07310
(For Confirmation Only)
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 714-3313
Email: tender@dfking.com
September 16, 2010